Exhibit 4.6

RESTRUCTURING AGREEMENT

dated as of

October 8, 2004

by and among

GLOBAL CROSSING LIMITED,

GLOBAL CROSSING HOLDINGS LIMITED,

GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.,

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED,

STT CROSSING LTD,

STT HUNGARY LIQUIDITY MANAGEMENT LIMITED LIABILITY COMPANY

AND

STT COMMUNICATIONS LTD.

TABLE OF CONTENTS

(continued)

i

TABLE OF CONTENTS

(continued)

ARTICLE VII MISCELLANEOUS		14
7.1	Successors and Assigns.	14
7.2	Entire Agreement.	14
7.3	Notices.	15
7.4	Amendments.	16
7.5	Counterparts.	16
7.6	Headings.	16
7.7	Governing Law; Submission to Jurisdiction.	16
7.8	Waiver of Jury Trial.	17
7.9	Severability.	17
7.10	No Interpretation Against Drafter.	17

EXHIBITS
Exhibit A	—	Term sheet for GCL Notes

Exhibit B	—	Term sheet for GCUK Intercreditor Agreement

Exhibit C	—	Form of Amendment to Registration Rights Agreement relating to Global Crossing Common Shares

ii

RESTRUCTURING AGREEMENT

This RESTRUCTURING AGREEMENT (this “Agreement”) is made and entered into as of October 8, 2004, by and among Global Crossing Limited, a company organized under the laws of Bermuda (“Global Crossing”), Global Crossing Holdings Limited, a company organized under the laws of Bermuda (“Global Crossing Holdings”), Global Crossing North American Holdings, Inc., a Delaware corporation (“GCNAH”), Global Crossing (UK) Telecommunications Limited, a company organized under the laws of England and Wales (company number 024998) (“GCUK”), STT Crossing Ltd, a company organized under the laws of Mauritius (“STT Crossing”), STT Hungary Liquidity Management Limited Liability Company, a limited liability company organized under the laws of Hungary (“STT Hungary”), and (solely for the purpose of agreeing to Sections 4.2 and 4.3 of this Agreement) STT Communications Ltd., a company organized under the laws of Singapore (“STT Communications”).

W I T N E S S E T H :

WHEREAS, GCUK desires to borrow or privately issue secured debt (the “GCUK Debt Financing”);

WHEREAS, GCNAH issued $200,000,000 aggregate principal amount of 11% Senior Secured Notes due 2006 (the “Senior Secured Notes”) pursuant to an Indenture dated as of December 9, 2003 (the “Senior Secured Notes Indenture”) by and among GCNAH, Global Crossing and the other parties thereto and STT Hungary is the owner and holder of 100% of the Senior Secured Notes;

WHEREAS, GCUK, Global Crossing and STT Communications entered into a Credit Agreement dated as of May 18, 2004 (the “Original Bridge Credit Agreement”) pursuant to which, among other things, STT Communications made available to GCUK a credit facility of up to $100,000,000 (the “Original Bridge Credit Facility”), which credit facility was assigned by STT Communications and assumed by STT Crossing pursuant to an Assignment and Acceptance Agreement dated as of June 1, 2004;

WHEREAS, concurrently with the execution of this Agreement, STT Crossing, GCUK and Global Crossing have agreed to amend the Original Bridge Credit Agreement to increase by $25,000,000 the amount capable of being borrowed under the Original Bridge Credit Facility (such additional amount is referred to herein as the “Additional Bridge Loan Capacity”, the Original Bridge Credit Agreement, as amended to provide for the Additional Bridge Loan Capacity, is referred to herein as the “Amended Bridge Credit Agreement” and the Original Bridge Credit Facility, as amended to provide for the Additional Bridge Loan Capacity, is referred to herein as the “Amended Bridge Credit Facility”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, GCNAH desires to redeem for cash, at Closing (as defined below), at par from STT Hungary (i) $50,000,000 of principal amount of the Senior Secured Notes plus (ii) an amount of the Senior Secured Notes equal to the aggregate amount advanced and outstanding as of the Closing Date (as defined below) with respect to the Additional Bridge Loan Capacity (collectively, the “Closing Repayment Amount”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, Global Crossing, STT Crossing and STT Hungary desire to enter into an indenture (the “GCL Notes Indenture”), dated as of the Closing Date, pursuant to which GCL will issue to STT Crossing and STT Hungary $250,000,000 aggregate principal amount of new senior secured notes (the “GCL Notes”) which will be convertible into shares of common stock, par value $.01 per share, of Global Crossing (“Common Shares”);

WHEREAS, the GCL Notes to be issued to STT Hungary will be issued in exchange for the Senior Secured Notes outstanding and held by STT Hungary after payment of the Closing Repayment Amount, and the aggregate principal amount of such GCL Notes so issued to STT Hungary will have an aggregate principal amount equal to the aggregate principal amount of such Senior Secured Notes;

WHEREAS, upon the terms and subject to the conditions of this Agreement, (i) GCNAH, Global Crossing, STT Hungary and the other parties to the Senior Secured Notes Indenture desire that the Senior Secured Notes Indenture be terminated at Closing, that the Senior Secured Notes be cancelled at Closing, and that GCNAH issue additional shares of common stock to Global Crossing having an aggregate value equal to the aggregate principal amount of the Senior Secured Notes outstanding after payment of the Closing Repayment Amount, and (ii) GCUK, Global Crossing and STT Crossing desire that the Amended Bridge Credit Agreement be terminated and that the Amended Bridge Credit Facility be cancelled at Closing;

WHEREAS, Global Crossing’s payment and other obligations under the GCL Notes will be guaranteed (the “GCL Notes Guarantees”) by certain affiliates of Global Crossing (the “GCL Notes Guarantors”) and will be secured by first priority security interests on substantially the same assets of Global Crossing and its subsidiaries that presently secure the Senior Secured Notes Indenture, other than the assets of GCUK and its subsidiaries;

WHEREAS, in connection with the GCUK Debt Financing and the issuance of the GCL Notes, STT Crossing and STT Hungary are willing to enter into an intercreditor deed with the agent or trustee for the holders of the GCUK Debt Financing governing the relationship among STT Crossing, STT Hungary and the holders of the GCUK Debt Financing with respect to matters concerning the GCUK Debt Financing and the assets of GCUK and its subsidiaries (the “GCUK Intercreditor Deed”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, STT Crossing and STT Hungary are willing to consent to the GCUK Debt Financing and the issuance of the GCL Notes; and

WHEREAS, upon the terms and subject to the conditions of this Agreement, STT Crossing is willing to consent to the issuance of Common Shares in connection with the conversion of the GCL Notes.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

RESTRUCTURING

1.1 GCUK Debt Financing.

Upon the terms and subject to the conditions of this Agreement and the other terms, conditions and requirements of law governing the GCUK Debt Financing, GCUK will use its commercially reasonable efforts to borrow or privately issue the GCUK Debt Financing on the Closing Date. The closing of the GCUK Debt Financing and certain of the transactions contemplated by this Agreement is referred to herein as the “Closing” and the date on which the Closing occurs is referred to herein as the “Closing Date”.

1.2 Consent to the GCUK Debt Financing.

STT Crossing, pursuant to Section 7.2(e) of the Certificate of Designations of the 2.0% Cumulative Preferred Stock of Global Crossing (the “Certificate of Designations”), hereby consents, effective as of the Closing Date, to the GCUK Debt Financing in accordance with the terms of this Agreement, provided (i) the GCUK Debt Financing is consummated on terms and conditions reasonably acceptable to STT Crossing, including without limitation the use of the proceeds therefrom, (ii) the gross proceeds from the GCUK Debt Financing are acceptable to STT Crossing and GCUK and (iii) the definitive documents relating to the GCUK Debt Financing are reasonably acceptable to STT Crossing.

1.3 Closing Payments.

Upon the terms and subject to the conditions of this Agreement, at the Closing,

(a) GCNAH will pay the Closing Repayment Amount such that GCNAH will redeem for cash at par from STT Hungary (i) $50,000,000 of principal amount of the Senior Secured Notes plus (ii) an amount of the Senior Secured Notes equal to the aggregate amount advanced and outstanding as of the Closing Date with respect to the Additional Bridge Loan Capacity.

(b) (i) GCNAH will pay STT Hungary in cash all accrued and unpaid interest and any other amounts payable (other than principal) under all of the Senior Secured Notes as of the Closing Date (whether or not such amounts would otherwise be due and payable as of such date under the Senior Secured Notes) and (ii) GCUK will pay STT Crossing in cash all accrued and unpaid interest and any other amounts payable (other than principal) under the Amended Bridge Credit Facility as of the Closing Date (regardless of whether such amounts would otherwise be due and payable as of such date under the Amended Bridge Credit Facility).

1.4 Issuance of GCL Notes.

(a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date:

(i) Global Crossing will issue the GCL Notes to STT Crossing and STT Hungary pursuant to the GCL Notes Indenture, which indenture will be substantially similar to the Senior Secured Notes Indenture, as modified to (x) implement the terms and conditions of the GCL Notes as set forth in the term sheet attached hereto as Exhibit A and (y) include covenants requiring the continued quotation of the Common Shares on Nasdaq. The GCL Notes issued to STT Hungary will have an aggregate principal amount equal to the aggregate principal amount of the Senior Secured Notes outstanding and held by STT Hungary after payment of the Closing Repayment Amount, and will be issued in exchange for such Senior Secured Notes. The GCL Notes issued to STT Crossing will have an aggregate principal amount equal to the aggregate principal amount of the Amended Bridge Credit Facility outstanding and held by STT Crossing and will be issued in consideration of the cancellation of such Amended Bridge Credit Facility.

(ii) Without limiting the generality of Section 1.4(a)(i), Global Crossing agrees that, subject to the same limitations as in the Senior Secured Notes Indenture and the guarantees and security documents related thereto, (A) Global Crossing will, and will cause the GCL Notes Guarantors and relevant affiliates of Global Crossing to, enter into the GCL Notes Indenture and all relevant documents attached thereto, including without limitation the security documents relating to the GCL Notes, (B) the GCL Notes Guarantors, which guarantors will be the same guarantors that guaranteed the obligations of GCNAH under the Senior Secured Notes, will execute and deliver GCL Notes Guarantees, which guarantees will be on substantially the same terms as the respective guarantees granted with respect to the Senior Secured Notes, (C) the GCL Notes will be secured by first priority security interests on substantially the same assets of Global Crossing and its subsidiaries that presently secure the Senior Secured Notes Indenture, other than the assets of GCUK and its subsidiaries (provided, however, that STT Crossing and STT Hungary agree to negotiate with Global Crossing in good faith to eliminate certain security instruments in certain jurisdictions (other than the security interests in Argentina, Bermuda, Brazil, France, Germany, Ireland, Luxembourg, Mexico, the Netherlands, the United Kingdom and the United States which shall not be eliminated) to the extent that the cost and time required to effect the same are unreasonable in view of the collateral value to be pledged), (D) the GCL Notes Guarantees referred to in subclause (B) above and the security interests referred to in subclause (C) above will be filed, executed, perfected or otherwise, as the case may be, prior to or on the Closing Date and (E) opinions and other certificates reasonably satisfactory to STT Crossing and STT Hungary consistent in scope and substance with those delivered in connection with the closing of the Senior Secured Notes Indenture will be delivered in connection with the issuance of the GCL Notes, with such modifications as are appropriate to reflect the terms and conditions of the GCL Notes.

(b) STT Crossing, pursuant to Sections 7.2(d) and (e), respectively, of the Certificate of Designations, hereby consents, effective as of the Closing Date, to the issuance of the GCL Notes in accordance with the terms of this Agreement and the issuance of Common Shares in connection with the conversion of the GCL Notes.

(c) By its approval of this Agreement, the Board of Directors of Global Crossing hereby approves the issuance of the GCL Notes and irrevocably delegates to the Chief Executive Officer and Chief Financial Officer of Global Crossing, and to such other officers of Global Crossing as the Chief Executive Officer and Chief Financial Officers may delegate, the power and authority to negotiate, execute and deliver the GCL Notes Indenture, the GCL Notes and all security documents and other documents related thereto and to take such other actions related to the issuance of the GCL Notes as such officers of Global Crossing deem necessary or advisable. The Board of Directors of Global Crossing shall not be required to take any additional or further action related to the issuance of the GCL Notes or the execution and delivery of the GCL Notes Indenture.

1.5 Termination of Senior Secured Notes Indenture and Amended Bridge Credit Agreement and Issuance of GCNAH Common Shares.

Upon the terms and subject to the conditions of this Agreement and following the issuance of the GCL Notes pursuant to Section 1.4 hereof, on the Closing Date:

(a) GCNAH and Global Crossing will (i) terminate, and will cause the other parties thereto to terminate, the Senior Secured Notes Indenture, (ii) cancel the Senior Secured Notes and (iii) terminate and release, and will cause the appropriate affiliates of Global Crossing to terminate and release, the guarantees and security interests entered into and granted in connection with the Senior Secured Notes. GCNAH will issue additional shares of common stock to Global Crossing, having an aggregate value equal to the aggregate principal amount of the Senior Secured Notes outstanding after payment of the Closing Repayment Amount, in exchange for and in full redemption of such Senior Secured Notes.

(b) (i) GCUK, Global Crossing and STT Crossing will terminate the Amended Bridge Credit Agreement and will cancel the Amended Bridge Credit Facility, (ii) GCUK will cancel the term note issued pursuant to the Amended Bridge Credit Agreement and (iii) GCUK, Global Crossing and STT Crossing will terminate and release, and will cause the appropriate affiliates of Global Crossing to terminate and release, the guarantees and security interests entered into and granted in connection with the Amended Bridge Credit Facility.

1.6 GCUK Intercreditor Deed.

Upon the terms and subject to the conditions of this Agreement, on the Closing Date, STT Crossing and STT Hungary will enter into, and Global Crossing will cause the agent or trustee for the holders of the GCUK Debt Financing and GCUK and the relevant subsidiaries of GCUK to enter into, the GCUK Intercreditor Deed consistent with the terms set forth in the term sheet attached hereto as Exhibit B. All other documents relating to the GCUK Intercreditor Deed shall be subject to the approval of GCUK, Global Crossing, STT Crossing and STT Hungary in their reasonable discretion.

1.7 Registration Rights Agreements.

Upon the terms and subject to the conditions of this Agreement, on the Closing Date:

(a) Global Crossing, STT Crossing and STT Hungary will amend the Registration Rights Agreement dated as of December 9, 2003 by and among Global Crossing and STT Crossing by entering into an Amendment No. 1 to the Registration Rights Agreement substantially in the form attached hereto as Exhibit C which provides, among other things, that the registrable securities under such Registration Rights Agreement shall include any Common Shares issued upon conversion of, or otherwise on account of, the GCL Notes.

(b) Global Crossing, STT Crossing and STT Hungary will enter into a registration rights agreement providing for registration rights with respect to the GCL Notes, which registration rights agreement will be in substantially the same form as of the Registration Rights Agreement, dated as of April 30, 2004, by and among Global Crossing, Global Crossing Holdings, GCNAH and STT Hungary with respect to the Senior Secured Notes.

1.8 Accounts Receivable Facility.

Global Crossing intends to establish a working capital facility with certain lenders secured by the accounts receivable of Global Crossing, which facility will be on terms and conditions reasonably acceptable to STT Crossing and STT Hungary. In connection with such facility, STT Crossing and STT Hungary, as holders of the GCL Notes, intend to negotiate in good faith with the lenders thereunder an intercreditor agreement relating to such facility. In connection with, and at the time of, the execution of the documentation establishing such facility, Global Crossing will pay STT Crossing and STT Hungary a 175 basis point consent fee, in the aggregate, calculated based on the committed amount under such facility at the time the facility is established.

1.9 Assignment of Senior Secured Notes and/or Amended Bridge Credit Facility.

Until the earlier to occur of the termination of this Agreement and the Closing Date, neither STT Crossing nor STT Hungary, as applicable, shall transfer or assign any of its interests in the Senior Secured Notes or the Amended Bridge Credit Facility, as the case may be, unless the transferee or assignee thereof agrees to be bound by the terms of this Agreement. For the avoidance of doubt, the restrictions set forth in this Section 1.9 shall terminate and be no further force or effect upon the earlier to occur of the termination of this Agreement and the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF GLOBAL CROSSING,

GLOBAL CROSSING HOLDINGS, GCNAH AND GCUK

Each of the Global Crossing, Global Crossing Holdings, GCNAH and GCUK (each, a “Global Crossing Party”) hereby represents and warrants to STT Crossing and STT Hungary, as of the date hereof and as of the Closing Date, as follows:

2.1 Due Authorization; Enforceability.

It has all right, corporate power and authority to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby. Its execution and delivery of this Agreement and its compliance with each of the provisions of this Agreement are within its corporate power and authority and have been duly authorized by all requisite corporate and other action on its part. The Finance Committee of the Board of Directors of Global Crossing has recommended that the Board of Directors of Global Crossing approve, and the Board of Directors of Global Crossing has approved, this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it and this Agreement constitutes its legal, valid and binding agreement, enforceable against it in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

2.2 No Conflicts or Violations; Consents.

Neither the execution, delivery or performance by it of this Agreement nor the consummation by it of the transactions contemplated hereby will: (i) conflict with, or result in a breach or violation of, any provision of its memorandum of association, certificate of incorporation or bylaws or other organizational documents; (ii) constitute, with or without notice or the passage of time or both, a breach, violation or default, create any encumbrance, or give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any law applicable to or binding on it or any provision of any contract, agreement or other arrangement to which it is a party or pursuant to which it or any of its assets or properties is subject, except for breaches, violations, defaults, encumbrances, or rights of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, prospects, operations or condition (financial or otherwise) of Global Crossing and its subsidiaries taken as a whole or its ability to consummate the transactions contemplated hereby; or (iii) except for shareholder approval of Global Crossing for which the Nasdaq Waiver referred to in Section 4.4 will be sought, require any consent, approval or authorization of, notification to, filing with, or exemption or waiver by, any governmental entity or any other person on its part.

2.3 Brokers or Finders.

Upon the consummation of the transactions contemplated by this Agreement, no agent, broker, investment banker or other person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from Global Crossing or any subsidiary of Global Crossing in connection with any of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF STT CROSSING AND STT

HUNGARY

Each of STT Crossing and STT Hungary (each, a “STT Party”) hereby represents and warrants to Global Crossing, as of the date hereof and as of the Closing Date, as follows:

3.1 Due Authorization; Enforceability.

It has all right, power and authority to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby. Its execution and delivery of this Agreement and its consummation of the transactions contemplated hereby are within its power and authority and have been duly authorized by all necessary action on its part. This Agreement have been duly and validly executed and delivered by it and this Agreement constitute its legal, valid and binding agreement, enforceable against it in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

3.2 Consents; No Violations.

Neither the execution, delivery or performance by it of this Agreement nor the consummation by it of the transactions contemplated hereby will: (i) conflict with, or result in a breach or violation of, any provision of its organizational documents; (ii) constitute, with or without notice or the passage of time or both, a breach, violation or default, create any encumbrance, or give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any law or any provision of any contract, agreement or other arrangement of it, or to which it or any of its assets or properties is subject, except for breaches, violations, defaults, encumbrances, or rights of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on its ability to consummate the transactions contemplated hereby; or (iii) require any consent, approval or authorization of, notification to, filing with, or exemption or waiver by, any governmental entity or any other person on its part.

3.3 Brokers or Finders.

Except for the fees of Goldman Sachs (Asia) L.L.C., whose fees shall be paid by Global Crossing in accordance with Section 4.1, upon the consummation of the transactions contemplated by this Agreement, no agent, broker, investment banker or other person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from the STT Parties in connection with any of the transactions contemplated by this Agreement.

ARTICLE IV

OTHER AGREEMENTS

4.1 Fees and Expenses.

Global Crossing shall pay, or shall cause to be paid, to the STT Parties, upon the request from STT Crossing or STT Hungary, all reasonable, actual, documented, out-of-pocket costs and expenses incurred by the STT Parties and their affiliates in connection with the transactions contemplated by this Agreement, including all reasonable out-of-pocket expenses, costs and other fees of the STT Parties’ legal, accounting and financial advisors.

4.2 Reasonable Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each party to this Agreement shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as reasonably practicable, the transactions contemplated by this Agreement and to bring about the satisfaction of all other conditions to the other parties’ obligations to close; provided, however, that nothing in this Agreement shall obligate any party to waive or modify any of the material terms and conditions of this Agreement or any of the documents contemplated hereby, except as expressly set forth herein.

(b) (i) Global Crossing shall give written notice to STT Crossing and STT Hungary promptly upon becoming aware of any event, circumstance, condition, fact, effect, or other matter that has resulted in, or that would be reasonably likely to result in, (A) any representation or warranty set forth in Article II being or becoming untrue or inaccurate in any material respect as of any date on or after the date hereof until the Closing Date, (B) the failure by any Global Crossing Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (C) any change, effect, event, occurrence, state of facts or development of which it becomes aware that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Global Crossing Party to consummate the transaction contemplated by this Agreement; and (ii) STT Crossing and/or STT Hungary, as appropriate, shall give written notice to Global Crossing promptly upon becoming aware of any event, circumstance, condition, fact, effect, or other matter that has resulted in, or that would be reasonably likely to result in, (A) any representation or warranty set forth in Article III being or becoming untrue or inaccurate in any material respect as of any date on or after the date hereof until the Closing Date, (B) the failure by any STT Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (C) any change, effect, event, occurrence, state of facts or development of which it becomes aware that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any STT Party to consummate the transaction contemplated by this Agreement;

provided, however, that no such notification under clause (i) or (ii) above shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

4.3 Further Assurances.

At any time and from time to time after the Closing, the parties agree to use their respective reasonable best efforts to cooperate with each other and (a) at the reasonable request of any other party, execute and deliver any instruments or documents, and (b) take, or cause to be taken, all such further action as any other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder or thereunder.

4.4 Nasdaq Waiver.

As promptly as reasonably practicable after the date hereof, Global Crossing will seek a waiver from Nasdaq of NASD Rule 4350(i)(1)(D) regarding the requirement that shareholder approval be obtained prior to the issuance of certain securities (the “Nasdaq Waiver”) and will use its reasonable best efforts to obtain the Nasdaq Waiver as promptly as possible after the date hereof and, in any event, prior to the earlier to occur of the issuance of the GCL Notes and the Closing Date. Global Crossing will comply with the requirements of NASD Rule 4350(i)(2) in seeking the Nasdaq Waiver, will promptly provide STT Crossing and STT Hungary with copies of any correspondence or written materials delivered to, or received from, Nasdaq in connection with the Nasdaq Waiver and will promptly notify STT Crossing of any material developments in connection with the Nasdaq Waiver.

ARTICLE V

CONDITIONS

5.1 Conditions to Obligation of the STT Parties.

The obligation of the STT Parties to consummate the transactions contemplated hereby shall be subject to the fulfillment to the satisfaction of STT Crossing and STT Hungary, unless waived by the STT Parties at or prior to the Closing, of each of the following conditions:

(a) No statute, rule or regulation or order, judgment or decree of any court or administrative agency or other governmental entity shall be in effect which prohibits the consummation of the transactions contemplated hereby; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; provided, that no STT Party can assert the failure of this condition to be satisfied if such failure resulted from such party’s failure to satisfy the first proviso of this Section 5.1(a) or any other provision of this Agreement;

(b) Each of the representations and warranties of each Global Crossing Party contained in this Agreement shall be true and correct in all material respects when made and as of the Closing Date;

(c) Each Global Crossing Party shall have performed, satisfied and complied in all material respects with each of their respective covenants and agreements set forth in this Agreement to be performed, satisfied and complied with on or after the date hereof and prior to or at the Closing Date;

(d) Global Crossing shall have delivered to STT Crossing and STT Hungary (i) an officers’ certificate executed by the Chief Executive Officer and the Chief Financial Officer of Global Crossing, certifying as to the Global Crossing Parties’ compliance with the conditions set forth in clauses (b) and (c) of this Section 5.1, and (ii) any other documents or information reasonably requested by STT Crossing and/or STT Hungary to evidence the Global Crossing Parties’ compliance with its covenants and obligations and the other conditions under this Agreement;

(e) The Finance Committee of the Board of Directors of Global Crossing shall have recommended that the Board of Directors of Global Crossing approve this Agreement and the transactions contemplated hereby and shall not have withdrawn or adversely modified that recommendation;

(f) Global Crossing, or the Board of Directors of Global Crossing, as applicable, shall have received a fairness opinion dated the date hereof from the Blackstone Group L.P. in a form reasonably acceptable to STT Crossing and STT Hungary;

(g) STT Crossing and STT Hungary shall have received (i) legal opinions relating to the matters set forth in Sections 2.1 and 2.2 and (ii) such other legal opinions as may reasonably be requested by STT Crossing and/or STT Hungary;

(h) All definitive documents implementing this Agreement shall be in form and substance satisfactory to STT Crossing and STT Hungary in their reasonable discretion;

(i) On or prior to the Closing Date, all of the other transaction documents referred to herein or which will otherwise be necessary in order to consummate the transactions contemplated hereby (i) shall have been entered into, executed and delivered by all of the parties (other than the STT Parties) to such agreements, (ii) shall be legal, valid and binding agreements, enforceable against such parties in accordance with their terms and (iii) shall be in full force and effect;

(j) With respect to the GCL Notes, (i) the GCL Notes Indenture, including all exhibits thereto, shall have been executed on or prior to the Closing Date and shall be in full force and effect, (ii) the GCL Notes shall have been secured by first priority security interests on substantially the same assets of Global Crossing and its subsidiaries that presently secure the Senior Secured Notes Indenture, other than the assets of GCUK and its subsidiaries, subject to the proviso set forth in Section 1.4(a)(ii)(C) and (iii) all opinions and certificates to be delivered pursuant to the GCL Notes Indenture in connection with the issuance of the GCL Notes shall have been delivered on or prior to the Closing Date;

(k) Global Crossing shall have received the Nasdaq Waiver from Nasdaq;

(l) The quotation and trading of the Common Shares on Nasdaq shall not have been suspended or terminated; and

(m) The Board of Directors of Global Crossing shall have approved the “Red / Green” plan and such approval shall not have been withdrawn.

5.2 Conditions to Obligation of the Global Crossing Parties.

The obligation of the Global Crossing Parties to consummate the transactions contemplated hereby shall be subject to the fulfillment to the satisfaction in the reasonable judgment of Global Crossing, unless waived by Global Crossing at or prior to the Closing, of each of the following conditions:

(a) No statute, rule or regulation or order, judgment or decree of any court or administrative agency or other governmental entity shall be in effect which prohibits the consummation of the transactions contemplated hereby; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; provided, that no Global Crossing Party hereto can assert the failure of this condition to be satisfied if such failure resulted from such party’s failure to satisfy the first proviso of this Section 5.2(a) or any other provision of this Agreement;

(b) Each of the representations and warranties of each STT Party contained in this Agreement shall be true and correct in all material respects when made and as of the Closing Date;

(c) Each STT Party shall have performed, satisfied and complied in all material respects with all of its covenants and agreements set forth in this Agreement to be performed, satisfied and complied with on or prior to the Closing Date;

(d) STT Crossing shall have delivered to Global Crossing (i) certificates executed by a Director of each of STT Crossing and STT Hungary, certifying as to the relevant STT Party’s compliance with the conditions set forth in clauses (b) and (c) of this Section 5.2, and (ii) any other documents or information reasonably requested by Global Crossing to evidence the relevant STT Party’s compliance with its covenants and obligations and the other conditions under this Agreement;

(e) Global Crossing, or the Board of Directors of Global Crossing, as applicable, shall have received a fairness opinion dated the date hereof from the Blackstone Group L.P. in a form reasonably acceptable to Global Crossing, or the Board of Directors of Global Crossing, as applicable;

(f) All definitive documents to which Global Crossing is a party implementing this Agreement shall be in form and substance satisfactory to Global Crossing in its reasonable discretion; and

(g) On or prior to the Closing Date, all of the other transaction documents referred to herein or which will otherwise be necessary in order to consummate the transactions contemplated hereby (i) shall have been entered into, executed and delivered by all of the parties (other than the Global Crossing Parties) to such agreements, (ii) shall be legal, valid and binding agreements, enforceable against the parties in accordance with their terms and (iii) shall be in full force and effect.

ARTICLE VI

TERMINATION

6.1 Termination.

This Agreement may be terminated at any time prior to the Closing by written notice from the terminating party to the other parties (except where otherwise provided below):

(a) by mutual written agreement of Global Crossing, STT Crossing and STT Hungary;

(b) by any party, if the Closing shall not have been consummated on or before December 16, 2004; provided, that a party shall not be entitled to terminate this Agreement pursuant to this Section 6.1(b) if the failure of the Closing to occur by the relevant date is the result of any failure by such party to comply fully with its obligations under this Agreement;

(c) by STT Crossing or STT Hungary, if the Global Crossing Parties shall have breached their representations, warranties, covenants or other agreements contained in this Agreement in a manner that would cause the conditions in Section 5.1(b) or (c) to fail;

(d) by Global Crossing, if the STT Parties shall have breached their representations, warranties, covenants or other agreements contained in this Agreement in a manner that would cause the conditions in Section 5.2(b) or (c) to fail;

(e) by STT Crossing or STT Hungary, if any event, circumstance, condition, fact, effect or other matter has occurred or exists which (i) would, or would be reasonably likely to, give rise to the failure of any of the conditions to the obligations of STT Crossing and STT Hungary set forth in Section 5.1 and (ii) cannot be or has not been cured within ten days after the giving of written notice to Global Crossing;

(f) by Global Crossing, if any event, circumstance, condition, fact, effect or other matter has occurred or exists which (i) would, or would be reasonably likely to, give rise to the failure of any of the conditions to the obligations of Global Crossing set forth in Section 5.2 and (ii) cannot be or has not been cured within ten days after the giving of written notice to STT Crossing and STT Hungary; and

(g) by Global Crossing, STT Crossing or STT Hungary, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a final and non-appealable order, judgment or decree or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

6.2 Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with its terms by any party pursuant to Section 6.1, this Agreement shall forthwith become null and void and there shall be no liability on the part of any party hereto (or any shareholder, director, officer, partner, employee, agent, consultant or representative of such party), except as set forth in this Section 6.2 and except that any such termination shall not relieve any party from liability for any breach of this Agreement; provided that Sections 4.1, 6.2, 7.1, 7.2, 7.3 and 7.7 through and including 7.10 shall survive termination of this Agreement in accordance with its terms by any party.

(b) In the event this Agreement is terminated for any reason prior to the Closing Date, the consents of STT Crossing and STT Hungary under Sections 1.2 and 1.4(b) of this Agreement shall be withdrawn, void and of no further effect immediately and without any further action.

ARTICLE VII

MISCELLANEOUS

7.1 Successors and Assigns.

This Agreement shall bind and inure to the benefit of each party hereto and to each party’s respective successors, permitted assigns, heirs and personal representatives; provided, that none of the Global Crossing Parties may assign any of its rights or obligations under this Agreement to any person without the prior written consent of STT Crossing and STT Hungary and provided, further, STT Crossing and STT Hungary may assign their rights under this Agreement, including their right to receive the GCL Notes, to any of their affiliates as they may designate in their sole discretion and, in such event, such designee shall assume all of the rights and obligations of such party hereunder.

7.2 Entire Agreement.

This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

7.3 Notices.

All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy or globally recognized overnight courier, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

(i)	if to any Global Crossing Party, to:

Global Crossing Limited

200 Park Avenue, M Suite 300

Florham Park, New Jersey 07932

Telecopy: (973) 360-0538

Attention: General Counsel

with a copy to:

Weil, Gotshal & Manges LLP

One South Place

London, England EC2M 2WG

Telecopy: 44-20-7903-0990

Attention: Wayne Rapozo

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

Telecopy: (212) 310-8007

Attention: Andrew Colao

(ii)	if to any STT Party to:

c/o STT Communications Ltd.

51 Cuppage Road

#10-11/17, StarHub Centre

Singapore 229469

Telecopy: (65) 6720-7220

Attention: General Counsel

with a copy to:

Latham & Watkins LLP

80 Raffles Place

#14-20 UOB Plaza 2

Singapore 048624

Telecopy: (65) 6536-1171

Attention: Michael W. Sturrock

All such notices, requests, consents and other communications shall be deemed to have been given or made if and when delivered personally or by overnight courier to the parties at the above addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified above (or at such other address or telecopy number for a party as shall be specified by like notice).

7.4 Amendments.

The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, in a writing executed and delivered by each party hereto. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

7.5 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all together shall constitute one agreement.

7.6 Headings.

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

7.7 Governing Law; Submission to Jurisdiction.

This Agreement shall be governed by and shall be construed and enforced in accordance with the internal laws of the State of New York. Each party hereto hereby consents to the jurisdiction of any state or federal court located within the county of New York, State of New York and irrevocably agrees that all actions or proceedings arising out of or relating to this Agreement shall be litigated in such courts. Each party hereto hereby expressly submits and consents to the jurisdiction of the aforesaid courts and waives any defense of forum non conveniens. Each party hereto hereby waives personal service of any and all process and agrees that all such service of process may be made upon it by certified or registered mail, return receipt requested, addressed to such party at its respective address set forth in this Agreement and service so made shall be complete ten (10) days after the same has been posted.

7.8 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

7.9 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.10 No Interpretation Against Drafter.

This Agreement is the product of negotiations among the parties hereto represented by counsel and any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

GLOBAL CROSSING LIMITED
By:	/S/ DANIEL P. O’BRIEN
Name:
Title:

GLOBAL CROSSING HOLDINGS LIMITED

By:	/S/ DANIEL P. O’BRIEN
Name:
Title:

GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.

By:	/S/ DANIEL P. O’BRIEN
Name:
Title:

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/S/ DANIEL P. O’BRIEN
Name:
Title:

STT CROSSING LTD

By:	/S/ JEAN F.H.P. MANDEVILLE
Name:
Title:

S-1

STT HUNGARY LIQUIDITY MANAGEMENT LIMITED LIABILITY COMPANY

By:	/s/ NANDOR OLASZ
Name:
Title:

By:	/s/ JEAN F.H.P. MANDEVILLE
Name:
Title:

STT COMMUNICATIONS LTD. (solely for the purpose of agreeing to Sections 4.2 and 4.3 of this Agreement)

By:	/s/ JEAN F.H.P. MANDEVILLE
Name:
Title:

S-2

EXHIBIT A

Global Crossing Mandatory Convertible

STT Final Termsheet Dated October 8, 2004

Issuer:	Global Crossing Limited

Face Amount:	$250 million

Interest Rate:	4.7% (paid in additional Notes)

Shares Receivable Upon Conversion:	13,440,860 shares as of the issue date of the Notes; shares receivable upon conversion will increase or decrease in proportion with changes in the Face Amount of Notes outstanding

Convertibility:	Convertible at STT’s option on or prior to Maturity Date, with customary notice provisions to Global Crossing Mandatorily convertible into stock of Global Crossing at Maturity Date

Ranking:	As per existing Exit Notes

Maturity:	4 Years

Limitation on Indebtedness	As per existing Exit Notes, except where inconsistent with GCUK public bond indenture

Restricted Payments Test	As per existing Exit Notes, except where inconsistent with GCUK public bond indenture

Limitations on Transactions with Affiliates	As per existing Exit Notes, except where inconsistent with GCUK public bond indenture

Global Crossing Mandatory Convertible

STT Final Termsheet Dated October 8, 2004

Events of Default	As per existing Exit Notes

Change of Control Put	In the event of a change of control, the right to sell the New Notes back to the issuer at 101

Optional Redemption by Global Crossing:	Only as described below in “Adjustment Upon Non-Conversion”

Security:

As per existing Exit and Bridge Notes, except no second lien on assets of GCUK. Existing liens on assets of GCL and stock of GCUK to remain in place.

GCUK public-market bond offering to provide a carveout in the change-of-control put to allow STT to exercise its lien on the stock of GCUK without triggering a change of control.

All revisions to Exit and Bridge Notes conditioned on GCUK closing.

Anti-Dilution Provision

In the event that the Issuer issues or sells Common Equity or any security convertible or exchangeable into Common Equity within six months of the closing date of these Notes at a per share price less than 83.3% of the Face Amount of Notes at the original issue date of the Notes divided by the shares receivable upon the conversion of the Notes at the original issue date of the Notes, the number of shares received upon the conversion of the Notes shall be adjusted as follows:

Shares received upon conversion of Notes = (Face Amount of Notes as of new equity issuance x (1 - Y)) / (Face Amount of Notes at original issue date of Notes / Shares receivable upon conversion of Notes at original issue date of Notes) + (Face Amount of Notes as of new equity issuance x Y) / (Per share price of new equity issuance x 120%))

Y = Gross proceeds of new equity issuance / (Z + Gross proceeds of new equity issuance)

Z = 30-day average trading price of GLBCE prior to new equity issuance x Fully Diluted Shares Outstanding

Fully Diluted Shares Outstanding defined as the sum of (i) common shares outstanding, (ii) shares issuable upon the conversion of any convertible preferred stock or convertible debt (including the Notes) and (iii) shares underlying vested, exercisable options.

Issuance of Common Equity or any security convertible or exchangeable into Common Equity within six months of the closing date of these Notes and for which an adjustment under the foregoing provisions shall be required to be made shall be subject to the approval of the members of the Finance Committee who satisfy the NASDAQ independence requirement. This condition (i) shall be in addition to, not in place of, STT’s approval of such issuance and (ii) shall not apply to issuances pursuant to existing securities of the Company (e.g., STT’s existing Preferred Stock and the new Notes)

In the event that the Issuer issues or sells Common Equity or any security convertible or exchangeable into Common Equity for cash proceeds within twenty-four months of the closing date of the Notes at a price less than 83.3% of the Face Amount of Notes at the original issue date of the Notes divided by the shares receivable upon the conversion of the Notes at the original issue date of the Notes, STT shall have the right but not the obligation to subscribe to a number of shares, at the same terms as agreed between the Issuer and the new investor(s), such that STT’s fully-diluted percentage ownership of the Issuer (including shares underlying the conversion of the Notes) pro-forma for the offering is unchanged.

Global Crossing Mandatory Convertible

STT Final Termsheet Dated October 8, 2004

GCUK Offering as Condition Precedent	Closing of the New Notes shall be concurrent with and conditioned on closing of the GCUK Offering under terms and conditions satisfactory to STT.

Conversion of STT “Active Second” to “Silent Second”	175 basis point one-time consent fee, payable upon signing of GC Accounts Receivable facility as contemplated in current Exit Notes. Fee shall be calculated on the committed amount of A/R funding at closing.

Modifications to Extant Bridge Loan and Exit Notes	• $75mm of Exit Notes to be repaid • $125mm of Bridge Loans to be restructured as an obligation of GCL, conforming to other provisions of these Notes

Adjustment Upon Non-Conversion

At Maturity: In the event that the Issuer or STT are unable to consummate the conversion of the Notes to Issuer equity upon Maturity Date, Issuer shall redeem the notes for $250 million plus accrued interest at 11% calculated retroactively to issue date.

Upon Conversion by STT: In the event that STT seeks conversion of the Notes but Issuer or STT are unable to consummate the conversion of the Notes to Issuer equity, Issuer shall pay accrued interest at 11% calculated retroactively to issue date, and Notes shall pay cash interest until redeemed by Issuer. Issuer shall have option to redeem the Notes for $250 million (plus accrued interest) at any time prior to maturity date.

Upon sale or transfer of Notes by STT to any third party, any cash coupon will be terminated and original coupon reinstated.

EXHIBIT B

Key Intercreditor Terms

Borrower/Issuer:	Global Crossing (UK) Telecommunications Limited, a company organized under the laws of England and Wales (“GCUK”).

Senior Debt:	GCUK will issue new high yield notes (the “GCUK Notes”).

Security:	The GCUK Notes will be secured by first-ranking security over substantially all of the assets of GCUK and the subsidiaries of GCUK, including by pledges over the shares of GCUK’s subsidiaries, but excluding the shares of GCUK.

Intercreditor Deed

The intercreditor terms will be reflected in an Intercreditor Deed among GCUK, the material subsidiaries of GCUK, the trustee for the GCUK Notes and the holders of the new GCL Notes; (the “GCL Notes”).

The Intercreditor Deed will be governed by the laws of England and Wales.

Option to Purchase Senior Debt:	If a payment default occurs under the GCUK Notes, the holders of the GCL Notes may, but are not required to, on giving not less than 10 business day’s notice, purchase the GCUK Notes at a price equal to 100% of principal amount and accrued and unpaid interest.

Release of Claims and Liabilities in an Enforcement Sale:

None of the assets of GCUK or its subsidiaries may be sold or disposed of pursuant to enforcement action commenced by or on behalf of the holders of the GCUK Notes, unless:

•      the proceeds of such enforcement sale or disposal are in cash (or substantially all in cash);

•      all claims of the holders of the GCUK Notes are unconditionally released and discharged concurrently with such sale, and all liens for the benefit of such holders are unconditionally released and discharged; and

•      such sale is made (i) pursuant to a public auction or (ii) for fair market value (taking into account the circumstances giving rise to such sale) as certified by an internationally recognized investment bank.

Indenture:	No change, modification or amendment may be made to the indenture and other documents relating to the GCUK Notes without the prior written approval of the holders of the GCL Notes, such approval to be given or withheld in their absolute discretion.

EXHIBIT C

AMENDMENT NO. 1 TO

REGISTRATION RIGHTS AGREEMENT

This Amendment No. 1 (this “Amendment”) is made and entered into as of •, 2004, by and among Global Crossing Limited, a company organized under the laws of Bermuda (the “Company”), STT Crossing Ltd, a company organized under the laws of Mauritius (“STT Crossing”), STT Hungary Liquidity Management Limited Liability Company, a limited liability company organized under the laws of Hungary (“STT Hungary”), and each other person who becomes a Holder of the Registrable Securities, and amends the Registration Rights Agreement, dated as of December 9, 2003, by and among the Company, STT Crossing and each other person who becomes a Holder of the Registrable Securities (as amended, the “Agreement”). Capitalized terms used but not defined herein have the meanings given thereto in the Agreement.

WHEREAS, the Company and certain other parties have entered into an Indenture, dated as of •, 2004, governing the •% Senior Secured Notes due • of the Company (the “GCL Notes”) which provides, among other things, that the GCL Notes may be convertible into Common Shares under certain circumstances;

WHEREAS, GCL Notes have been issued to STT Crossing and STT Hungary;

WHEREAS, the parties desire that any Common Shares that may be issued upon conversion of the GCL Notes be deemed to be Registrable Securities under the Agreement and be entitled to additional Demand Registrations under the Agreement; and

WHEREAS, the parties desire to make certain other amendments to the Agreement, which amendments may be effected pursuant to Section 9(b) of the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendments. Pursuant to Section 9(b) of the Agreement, the parties agree as follows:

(a) STT Hungary shall, together with STT Crossing, be deemed the “Purchaser” for all purposes under the Agreement and, for the avoidance of doubt, shall be deemed a “Holder” for all purposes under the Agreement;

(b) If, at any time, any of the GCL Notes are converted into Common Shares:

(i) all of the Common Shares or other securities which the Holder or Holders may acquire upon such conversion, together with any other securities which the Holder or Holders may acquire on account of any such securities, shall be deemed “Registrable Securities” under the Agreement;

(ii) the holder or holders of such Registrable Securities shall be deemed a “Holder” for purposes of the Agreement;

(iii) the Holder or Holders of such Registrable Securities shall be entitled to make four additional Demand Registrations, in the aggregate, under the Agreement (in addition to the Demand Registrations such Holder is otherwise entitled to under the Agreement or otherwise); and

(iv) except for such additional Demand Registrations, the Common Shares issued upon conversion of the GCL Notes shall be treated for all other purposes under the Agreement as Registrable Securities and shall be entitled to the rights and benefits of Registrable Securities thereunder.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to STT Crossing and STT Hungary as follows:

(a) Due Authorization; Enforceability. The Company has all right, corporate power and authority to enter into, execute and deliver this Amendment and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Amendment and the compliance by the Company with each of the provisions of this Amendment are within the corporate power and authority of the Company and have been duly authorized by all requisite corporate and other action on the part of the Company. This Amendment has been duly and validly executed and delivered by the Company and this Amendment constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

(b) No Conflicts or Violations; Consents. Neither the execution, delivery or performance by the Company of this Amendment nor the consummation by the Company of the transactions contemplated hereby will: (i) conflict with, or result in a breach or violation of, any provision of the memorandum of association, certificate of incorporation or bylaws or other organizational documents of the Company; (ii) constitute, with or without notice or the passage of time or both, a breach, violation or default, create any encumbrance, or give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any law applicable to or binding on the Company or any subsidiary of the Company or any provision of any contract, agreement or other arrangement to which the Company or any subsidiary of the Company is a party or pursuant to which any of them or any of their assets or properties is subject, except for breaches, violations, defaults, encumbrances, or rights of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, prospects, operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or its ability to consummate the transactions contemplated hereby;

2

or (iii) require any consent, approval or authorization of, notification to, filing with, or exemption or waiver by, any governmental entity or any other person on the part of the Company or any subsidiary of the Company.

3. Representations and Warranties of STT Crossing and STT Hungary. STT Crossing and STT Hungary each hereby represents and warrants to the Company as follows:

(a) Due Authorization; Enforceability. It has all right, power and authority to enter into, execute and deliver this Amendment and to consummate the transactions contemplated hereby. Its execution and delivery of this Amendment and its consummation of the transactions contemplated hereby are within its power and authority and have been duly authorized by all necessary action on its part. This Amendment has been duly and validly executed and delivered by it and this Amendment constitutes its legal, valid and binding agreement, enforceable against it in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

(b) Consents; No Violations. Neither the execution, delivery or performance by it of this Amendment nor the consummation by it of the transactions contemplated hereby will: (i) conflict with, or result in a breach or violation of, any provision of its organizational documents; (ii) constitute, with or without notice or the passage of time or both, a breach, violation or default, create any encumbrance, or give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any law or any provision of any contract, agreement or other arrangement of it, or to which it or any of its assets or properties is subject, except for breaches, violations, defaults, encumbrances, or rights of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, which, individually or in the aggregate, could not have a material adverse effect on its ability to consummate the transactions contemplated hereby; or (iii) require any consent, approval or authorization of, notification to, filing with, or exemption or waiver by, any governmental entity or any other person on its part.

4. Confirmation of Agreement. Except as herein expressly amended, the Agreement shall remain in full force and effect in accordance with its terms.

5. Governing Law; Submission to Jurisdiction. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law, other than the choice of law principles of such state.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all together shall constitute one agreement.

7. Headings. The headings of the sections of this Amendment have been inserted for convenience of reference only and shall not be deemed to be a part of this Amendment or the Agreement.

[Signatures Page Follows]

3

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first written above.

GLOBAL CROSSING LIMITED

By:
Name:
Title:

STT CROSSING LTD

By:
Name:
Title:

STT HUNGARY LIQUIDITY MANAGEMENT LIMITED LIABILITY COMPANY

By:
Name:
Title:

S-1